Via U.S. Mail and Fax (0086-21-64228337)
Mr. Art Honanyan
Chief Financial Officer
Sunrise Real Estate Development Group, Inc.
Suite 1502
No. 333 Zhaojiabang Road
Shanghai, PRC 200031

								May 19, 2005

RE:		Sunrise Real Estate Development Group, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		Filed April 8, 2005


Dear. Mr. Honanyan:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. David A. R. Evans
Salem Communications Corporation
November 29, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE